

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

Via E-Mail
Lisa Harper
Chief Executive Officer
Hot Topic, Inc.
18305 E. San Jose Avenue
City of Industry, CA 91748

> **Re: Hot Topic, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2012**
> **Filed March 21, 2012**
> **File No. 000-28784**

Dear Ms. Harper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 28, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cost reduction plan, page 20

1. Please provide us with additional information relating to the factors that contributed to your write-off of inventory, separate from store closures, in the amount of $9.6 million in the quarter ended April 30, 2011 and $0.5 million in the quarter ended July 30, 2011 included in the table on page 20.

Results of Operations, page 23

2. We note e-commerce sales are 12.1% of net sales of which 9.1% relate to Hot Topic and 22.9% relate to Torrid for the fiscal year ended January 28, 2012. To help investors gain a more thorough understanding of your sales, trends in profitability, and potential variability, in future filings please provide a more robust discussion of e-commerce sales and their effect on gross profit for each period presented. Please also discuss historical trends, causative factors, and your consideration as to whether those trends are likely to continue. Please provide us with draft disclosure of our planned changes. Refer to SEC Release 33-8350 for guidance.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-2

3. Please provide us with your analysis supporting your apparent conclusion that the operations of ShockHound did not require discontinued operations presentation pursuant to FASB ASC 205-20.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Business Activities, page F-6

4. We note you have one reportable segment which includes the results of both Hot Topic and Torrid. Your aggregation is based on similar economic characteristics of each concept. Please clarify for us what you consider an operating segment and provide us with your detailed analysis of FASB ASC 280-10-55-7A through C to support your conclusion that aggregation is appropriate. In connection with your response, please provide us with your most recent reporting package provided to your Chief Operating Decision Maker.

Valuation of Long-Lived Assets, page F-8

5. We note you recognized asset impairment charges related to store assets during the last three fiscal years. We also note the store level is the lowest level for which individual cash flows can be identified. Please provide us with the following information on how you tested the long-lived assets for recoverability:
    - Clarify how many asset groups (e.g. stores) were tested for impairment during the most recent fiscal year
    - Clarify how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value)

    For any at-risk asset group, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a detailed discussion of the degree of uncertainty associated with the key assumptions (e.g., the valuation model assumes recovery from a business downturn within a defined period of time), and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Form 10-Q for the Fiscal Quarter Ended April 28, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparable Sales and Store Count, page 22

6. We note you changed your presentation of comparable sales to now include internet sales. This does not appear to embody what the comparable store sales metric measures given there are no "new" internet sales. In order to provide an investor with a better understanding of the drivers of your same store data, please provide us with, and confirm in future periodic Exchange Act reports you will disclose, same store sales excluding internet sales activity. As an alternative, you may disclose the dollar amount of internet sales for each period and the amount of change between periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at 202-551-3727 or Brian Bhandari at 202-551-3390 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining